29 January 2013

National Grid plc
Interim Management Statement
for the period 1 October 2012 to 28 January 2013

HIGHLIGHTS
•	Continued solid performance reflecting good financial delivery and sustained investment in attractive long-term growth assets
•	Final RIIO-T1 and RIIO-GD1 proposals published by Ofgem in December 2012
•	US regulatory filings proceeding well

•	Rhode Island: Narragansett gas and electric rate cases approved

•	New York: Niagara Mohawk joint proposals now submitted for final approval

•	New York: KEDNY[1] joint settlement proposal agreed with Commission staff

Steve Holliday, Chief Executive, said:

“Our businesses made further progress toward delivering our priorities for the year, underpinned by good financial performance. Sustained investment in transmission and distribution infrastructure, combined with a strong focus on efficiency has resulted in another solid operational performance. This was achieved despite our US employees being affected by payroll issues associated with a new system implementation and the impact of ‘Superstorm’ Sandy on our operations.

In the UK and US a number of our regulated businesses reached significant milestones in the development of new regulatory frameworks. In December, Ofgem published their final proposals for RIIO which we are reviewing in detail before making any decision on next steps. At the same time, our US team has made good progress advancing regulatory discussions in both Rhode Island and New York, with new rate plans approved in Rhode Island in December.

We reconfirm our positive outlook for 2012/13 – overall, we are well positioned to deliver another year of good operating and financial performance.”

BUSINESS UPDATE

Growth and Investment

Our capital investment this year is expected to be around £3.6bn, reflecting sustained value-adding investment in our regulated activities. In the UK, the focus remains on delivering the essential infrastructure required to ensure the safe, reliable and cost-effective delivery of energy during a period of significant change in the electricity generation and gas supply mix. In the US, investment continues to target upgrading infrastructure, improving asset reliability and customer service, and expanding our transmission activities while ensuring minimal impact on consumer bills.

UK Regulatory Developments

In December, Ofgem published final proposals for the eight year RIIO-T1 and RIIO-GD1 price controls, full copies of which are available from Ofgem’s website or National Grid’s Talking Networks website, links to which are included at the end of this statement.

The final proposals cover all of National Grid’s transmission and distribution owner and system operator businesses in the UK, with a regulated asset value in excess of £22bn and a significant proposed investment programme over the next eight years. As such the proposals are both lengthy and wide ranging. As expected, they are taking some time to review in detail before a final decision can be made about the acceptability of some or all of the plans. We expect the deadline for communicating our final decision to Ofgem to be no later than early March 2013.

In December, the UK Government introduced its Energy Bill to Parliament, which details the proposed legislation on electricity market reform. The bill lays out the framework of tariffs and contracts under which new and existing UK generation will operate, setting the landscape for new generation investment that we believe will determine the mix of investment projects in our UK Transmission businesses over the next decade and drive growth in the value of our regulatory assets.

US Regulatory Developments

In New York, our Niagara Mohawk rate case filings are progressing in line with our expectations. A joint settlement proposal, published in December, is currently being reviewed by the administrative law judge who will make a recommendation to the New York Public Service Commission (NYPSC, the Commission) prior to the final decision, expected in March. New rates are expected to come into effect from 1 April 2013.

Other developments in the period include the issuance by the NYPSC of an order in the long-standing filing for deferred balances relating to site investigation and remediation (SIR) costs in our downstate New York gas businesses, KEDNY and KEDLI2. The Commission has ordered that the current recovery surcharges, totalling $65m p.a. (which were due to end on 31 December 2012) be continued to recover past expenditures of around $200m which have been approved as prudently incurred and recoverable. As such, no change to current revenues is expected as a result of the order.

In addition, in January, a term sheet reflecting an agreement in principle between the staff of the NYPSC and National Grid for a two year rate settlement for KEDNY was filed with the Commission. The proposed rate settlement would apply from the end of the previous five year rate plan on 31 December 2012. The new proposal sets out a framework of increased investment, sustained rates and sharing mechanisms that should enable the business to deliver appropriate returns by operating in an efficient way while recovering additional deferred assets. The timetable for next steps in the process was published in January with approval expected in the second quarter of 2013.

We continue to work with stakeholders to ensure that lessons learned from ‘Superstorm’ Sandy are reflected in the actions being taken for the long term benefit of the Long Island Power Authority’s customers and across our other service areas.

In Massachusetts, in December the Department of Public Utilities issued an order detailing penalties associated with the response of a number of utilities to Tropical Storm Irene and the October snowstorm in 2011. This included a penalty of around $19m relating to National Grid’s Massachusetts Electric business. We are appealing against the decision, as are the other utilities involved.

In December, the Rhode Island Public Utilities Commission approved the new Narragansett Gas and Electric rate cases which will come into effect from 1 February 2013. The new rate plans include a 9.5% allowed return on equity, a 49% equity portion in the assumed capital structure, pension trackers and increased operating cost allowances compared to the current rate plans. Overall, the new plans increase annual revenue allowances by $21.5m for electric operations and $11.3m for gas operations. They also provide for an annual property tax recovery mechanism within our annual capital programme that more closely aligns rate recovery and costs related to property tax expenses. The new agreements are expected to provide adequate revenue to support National Grid’s operations in the State and equip the business with the tools necessary to achieve the public interest benefits identified by the Commission and other stakeholders.

Other

Our US businesses went live with the implementation of new back office systems in November. Alongside changes to our processes, we are confident that this implementation will enhance our jurisdictional focus and our compliance with a number of the recommendations from the Liberty Audit. Notwithstanding an effective implementation across many processes, significant problems did occur in payroll processing. A large amount of work has already been done to ensure our employees have been paid appropriately, particularly for their huge efforts in restoring service to customers following the unprecedented damage caused by ‘Superstorm’ Sandy.

FINANCIAL UPDATE

There have been no material changes to the financial position of the Company. National Grid’s balance sheet remains strong, underpinning our credit ratings and our continued ability to raise funding in debt markets at competitive rates. In the period our US and UK operating companies successfully raised around £1bn of new long-term debt.

Approximately 35% of shareholders by value took up the scrip dividend option relating to the interim dividend in January. Combined with a 48% uptake of the option relating to the final dividend in August 2012 a total of 94 million new shares have been issued in this financial year in lieu of approximately £620m of cash dividend payments. Since the scrip dividend option was introduced in 2009 on average 29% of shareholders by value have elected to exercise this option and receive new shares in lieu of cash dividends.

OUTLOOK

Publication of Ofgem’s final proposals for our UK transmission and distribution activities in December 2012 provided additional clarity, in particular around the essential investments we are likely to be making over the next eight years in UK infrastructure. We are in the latter stages of our work to determine the acceptability or otherwise of the RIIO proposals and evaluate the long term outlook of the Group as a whole, ahead of announcing a new dividend policy for the period from April 2013. As previously stated, we expect to announce this new policy by the time of our full year results in May 2013.

Overall, we reconfirm our positive outlook for 2012/13 — we are well positioned to deliver another year of good operating and financial performance.

TECHNICAL GUIDANCE

We are making no changes to the technical guidance published in the half year results statement of 15 November 2012.

1 Keyspan Energy Delivery New York, National Grid’s downstate New York gas business also known as Brooklyn Union Gas

2Keyspan Energy Delivery Long Island, National Grid’s downstate New York gas business

CONTACTS

Investors
John Dawson	+44 20 7004 3170	+44 7810 831944 (m)
George Laskaris +1 718 403 2526		+1 917 375 0989 (m)
Andy Mead Tom Hull	+44 20 7004 3166 +44 20 7004 3172	+44 7752 890787 (m) +44 7890 534833 (m)
Caroline Dawson+44 20 7004 3169		+44 7789 273241 (m)
Media Gemma Stokes Chris Mostyn	+44 1926 655272 +44 20 7004 3149	+44 7974 198333 (m) +44 7774 827710 (m)
Brunswick Tom Burns	+44 20 7404 5959

Talking networks (Transmission): http://www.talkingnetworkstx.com
Talking networks (Distribution): http://www.talkingnetworksngd.com
Ofgem website: www.ofgem.gov.uk

CONFERENCE CALL DETAILS

A conference call for investors and analysts, hosted by the Investor Relations team at National Grid will be held at 2:00pm (GMT) today, 29 January 2013. Dial in details are below and a replay facility will be available shortly afterwards at www.nationalgrid.com/investors.

Call details:

From the UK: 0808 109 0700
From the US: +1 866 966 5335
International callers: +44 (0) 20 3003 2666

All participants should quote ‘National Grid’ to access the call.

CAUTIONARY STATEMENT

This announcement contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include information with respect to National Grid’s financial condition, its results of operations and businesses, strategy, plans and objectives. Words such as ‘anticipates’, ‘expects’, ‘should’, ‘intends’, ‘plans’, ‘believes’, ‘outlook’, ‘seeks’, ‘estimates’, ‘targets’, ‘may’, ‘will’, ‘continue’, ‘project’ and similar expressions, as well as statements in the future tense, identify forward-looking statements. These forward-looking statements are not guarantees of National Grid’s future performance and are subject to assumptions, risks and uncertainties that could cause actual future results to differ materially from those expressed in or implied by such forward-looking statements. Many of these assumptions, risks and uncertainties relate to factors that are beyond National Grid’s ability to control or estimate precisely, such as changes in laws or regulations, announcements from and decisions by governmental bodies or regulators (including the new RIIO approach and electricity market reform in the UK); breaches of, or changes in, environmental, climate change and health and safety laws or regulations, including breaches arising from the potentially harmful nature of its activities; network failure or interruption, the inability to carry out critical non network operations and damage to infrastructure, due to adverse weather conditions, including the impact of Hurricane Sandy and other major storms as well as the results of climate change, or due to unauthorised access to or deliberate breaches of our IT systems or otherwise; performance against regulatory targets and standards and against National Grid’s peers with the aim of delivering stakeholder expectations regarding costs and efficiency savings, including those related to investment programmes, restructuring and internal transformation projects; and customers and counterparties failing to perform their obligations to the Company. Other factors that could cause actual results to differ materially from those described in this announcement include fluctuations in exchange rates, interest rates and commodity price indices; restrictions in National Grid’s borrowing and debt arrangements, funding costs and access to financing; regulatory requirements for the Company to maintain financial resources in certain parts of its business and restrictions on some subsidiaries’ transactions, such as paying dividends, lending or levying charges; inflation; the delayed timing of recoveries and payments in our regulated businesses; the funding requirements of its pension schemes and other post-retirement benefit schemes; the loss of key personnel or the ability to attract, train or retain qualified personnel and any disputes arising with its employees or the breach of laws or regulations by its employees; and incorrect or unforeseen assumptions or conclusions (including financial and tax impacts and other unanticipated effects) relating to business development activity, including assumptions in connection with joint ventures. The effects of these factors are difficult to predict. For further details regarding these and other assumptions, risks and uncertainties please read the Business Review section including the ‘Risk factors’ on pages 41 to 43 of National Grid’s latest Annual Report and Accounts. In addition new factors emerge from time to time and National Grid cannot assess the potential impact of any such factor on its activities or the extent to which any factor, or combination of factors, may cause actual future results to differ materially from those contained in any forward-looking statement. Except as may be required by law or regulation, National Grid undertakes no obligation to update any of its forward-looking statements, which speak only as of the date of this announcement. The content of any website references herein do not form part of this announcement.